Exhibit 99.1

FINCERA INC.

27/F Kai Yuan Finance Center, No. 5, East Main Street,

Shijiazhuang, Hebei

People’s Republic of China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held August 30, 2017

To the Shareholders of

Fincera Inc.

Notice is hereby given that the Annual Meeting of the Shareholders of Fincera Inc. (the “Company”) will be held on August 30, 2017 at 10:00 a.m. local time at the offices of the Company located at 27/F Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China.  The meeting is called for the following purposes:

1.	To elect a board of five directors;

2.	To ratify the appointment of Marcum Bernstein & Pinchuk LLP as the independent auditors of the Company for the fiscal year ending December 31, 2017;

3.	To approve an amendment to the Fincera Inc. 2015 Omnibus Equity Incentive Plan to make an additional 1,576,288 ordinary shares available for the grant of equity awards thereunder;

4.	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

The close of business on July 24, 2017 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting.  The share transfer books of the Company will not be closed.

All shareholders are cordially invited to attend the meeting.  Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly to ensure your representation at the meeting.  Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.  A return envelope which requires no postage if mailed in the United States is enclosed for your convenience.  You may obtain directions to the meeting by calling our offices at +86-311-83827688.  This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: http://www.fincera.net/index/notices.html.

By Order of the Board of Directors,

/s/ Yong Hui Li
Chairman and Chief Executive Officer

Dated: July 26, 2017

FINCERA INC.

27/F Kai Yuan Finance Center, No. 5, East Main Street,

Shijiazhuang, Hebei

People’s Republic of China

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Fincera Inc. (the “Company,” “Fincera,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at the offices of the Company located at 27/F Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China, on August 30, 2017, at 10:00 a.m. local time and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the secretary of the Company at the above stated address.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Proposal No. 1: Election of Directors.”

The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about July 26, 2017.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting to ensure your representation at the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of ordinary shares, $.001 par value per share (the “Shares”), of record at the close of business on July 24, 2017 are entitled to vote at the meeting. On the record date, the Company had 23,631,815 Shares issued and outstanding entitled to vote. For purposes of voting at the meeting, each Share is entitled to one vote upon all matters to be acted upon at the meeting. No less than one-third in nominal value of the outstanding Shares represented at the meeting in person or by proxy shall constitute a quorum throughout the meeting. The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote is required for the election of our directors and the ratification of the appointment of Marcum Bernstein & Pinchuk LLP, independent certified public accountants, as our independent auditors

Only Shares that are voted are taken into account in determining the proportion of votes cast for a proposal.  Therefore, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against each proposal. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

VOTING

If you are a shareholder of record, you may vote in person at the annual meeting. We will give you a ballot when you arrive. If you do not wish to vote in person or you will not be attending the annual meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided.

If you intend to vote by proxy, your vote must be received by the Company by 12:00 noon local time on August 29, 2017 to be counted.

If you are a beneficial owner whose Shares are held in an account at a broker, bank or other nominee, please follow the directions provided to you by your bank, broker or other nominee. If you wish to vote in person at the meeting, please contact your bank, broker or other nominee for the procedures necessary to allow you to vote your Shares in person. If you do not provide your bank, broker or other nominee with instructions on how to vote your “street name” Shares, your bank, broker or nominee will not be permitted to vote them on non-routine matters (a broker “non-vote”) such as Proposal 1. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved. We encourage you to provide instructions to your broker regarding the voting of your Shares.

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PROPOSAL NO. 1: ELECTION OF DIRECTORS

The Board of Directors has nominated the five current directors for re-election to serve until the next Annual Meeting of Shareholders or until their successors are duly elected and qualified. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the five persons named below, unless the proxy card contains contrary instructions.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following pages set forth the names, ages and director start dates of the five nominees for election as directors, their respective principal occupations and brief employment history of the past five years, including the names of other publicly held companies of which each serves or has served as a director during the past five years.

Yong Hui Li, 55, has served as Fincera’s Chairman and Chief Executive Officer and as a member of Fincera’s Board of Directors since April 9, 2009. Mr. Li is the founder, Chairman and Chief Executive Officer of AutoChina Group Inc. (“ACG”) and Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) which was previously the second largest shareholder of Shijiazhuang International Building, a construction company traded on the Shenzhen Stock Exchange under the ticker symbol CN: 000600. Mr. Li founded Hebei Kaiyuan in November 1998 and ACG in July 2007. Mr. Li has also served as the Chairman of Prime Acquisition Corp., a blank check company, since its inception in February 2011 until September 2013. From February 2001 to May 2006, Mr. Li helped oversee Hebei Kaiyuan’s development of the largest steel-framed construction project in Hebei Province, consisting of residential complexes, office towers and an upscale shopping mall, which covered over one million square feet. In 1994, Mr. Li founded Shijiazhuang Hi-tech Zone Kaiyuan Auto Trade Co., which was a pioneer in the commercial vehicle leasing business in Hebei Province. He graduated from Tianjin University in June 1985 with a bachelor degree in Optical Physics. Yong Hui Li is Spencer Ang Li’s father.

James Cheng-Jee Sha, 67, has served as a member of Fincera’s Board of Directors since its inception. Mr. Sha served as Chairman of Fincera’s Board of Directors and Chief Executive Officer from its inception to April 9, 2009. Mr. Sha founded and has been a partner of Spring Creek Investments since December 1999. Spring Creek Investments is a private investment firm specializing in principal investments and business consultations with internet and infrastructure companies. Mr. Sha also has served as the Chief Executive Officer of Optoplex Corporation, a communication networks company, since 2001. From September 2005 to February 2007, Mr. Sha served as Chief Executive Officer of AppStream, a software application virtualization company. From February 1999 to September 1999, Mr. Sha served as the Chief Executive Officer for Sina.com (NASDAQ: SINA), a global Chinese on-line media company and value added information service provider. From July 1996 to August 1998, Mr. Sha served as the Chief Executive Officer of Actra Business Systems, a joint venture between Netscape Communications Corporation and GE Information Services (GEIS), providing next-generation internet commerce application solutions for both business-to-consumer and business-to-business commerce markets. From August 1994 to August 1998, Mr. Sha served as Senior Vice President and General Manager of Netscape Communications Corporation, a computer services company until its merger with AOL. From May 1990 to August 1994, Mr. Sha was a Vice President at Oracle Corporation (NASDAQ:ORCL), a database management and development systems software company. From June 1986 to May 1990, Mr. Sha was a Vice President at Wyse Technology, Inc., a hardware, software and services computing company. Mr. Sha currently serves as a member of the audit committee and the Board of Directors of Tom.com (HK: 8282), a wireless internet company in the PRC providing value-added multimedia products and services. Mr. Sha also currently serves as a director of Armorize Corp. From 1998 to 2000, Mr. Sha also served on the board of Abovenet. Mr. Sha also serves as a trustee of the University of California at Berkeley Foundation and is a Board member of the Berkeley Chinese Alumni International Association. Mr. Sha graduated from National Taiwan University with a BS in Electrical Engineering, the University of California at Berkeley with an MS in EECS and from Santa Clara University with an MBA.

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Diana Chia-Huei Liu, 52, has served as a member of Fincera’s Board of Directors since its inception. Ms. Liu served as President of Fincera from its inception to April 9, 2009. Ms. Liu has also served as the Chief Executive Officer and a director of Prime Acquisition Corp., a blank check company, since its inception in February 2011. Ms. Liu has served as the President and Managing Director of Cansbridge Capital, a private investment firm specializing in early stage investments along the west coast of North America (namely U.S. and Canada) and Asia, since August 1998. Prior to Cansbridge, Ms. Liu served as the Executive Vice-President at Polaris Securities Group (TW: 6011), an investment firm in Taiwan, where she founded and managed its North American operations from April 1994 to August 1998. From August 1991 to April 1994, Ms. Liu was an account portfolio manager in global private banking at the Royal Bank of Canada (NYSE:RY), a full-service banking firm. From October 1988 to August 1991, Ms. Liu served as the regional sales manager for the province of British Columbia, Canada, at CIBC Securities, a subsidiary of CIBC (NYSE:CM), a full- service banking firm, where she founded and managed the mutual funds promotion division. Ms. Liu has served since March 2006 as a member of the Executive Committee and the Chair of the Investment Committee at the Asia Pacific Foundation, a Canadian federal government created think tank and policy advisory board where she works closely with the co-CEOs on operational issues and investment of its endowment funds. In addition, she also currently serves as a director of the Vancouver Goh Ballet Society and BaySpec, Inc., a supplier of optical components. Ms. Liu graduated with a BA in economics from the University of British Columbia in Canada.

Leon Ling Chen, 53, has served as a member of Fincera’s Board of Directors since December 29, 2011. Mr. Chen is the Managing Director of Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd., the Chinese subsidiary of Graham Corporation (NYSE Amex: GHM), where he manages China operations, oversees financial control and accounting activities, and leads the expansion of sales and distribution networks within China. Mr. Chen joined Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd. in January of 2006, and also serves as a member of the board of directors of the company. Prior to his tenure at Graham, Mr. Chen was President and CEO of Bayspec Inc., a vertically integrated spectral sensing company. Mr. Chen received a BS in engineering from Tianjin University in China, and a BA in Economics from University of International Business & Economics in Beijing, China.

Spencer Ang Li, 28, has served as Fincera’s Vice President, Product since June 24, 2015, and has served as a member of Fincera’s Board of Directors since June 26, 2014. He oversaw the development and launch of all of Fincera’s internet platforms, including CeraPay, CeraVest, TruShip, AutoChekk and most recently PingPing. Prior to joining Fincera, from July 2011 to January 2014 Mr. Li was an Investment Banking Analyst at Cogent Partners in New York, an advisor for private equity secondary transactions. Mr. Li received a BS in Economics and BA in Psychology from Duke University in 2011. Spencer Ang Li is Yong Hui Li’s son.

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Involvement in Certain Legal Proceedings

To the knowledge of the Company, there is no material litigation currently pending or, to our knowledge, contemplated against Fincera or ACG or any of our officers or directors in their capacity as such.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

PLEASE NOTE: If your Shares are held in street name, your broker, bank, custodian, or other nominee holder may not be able to vote your Shares on this proposal unless you direct the holder how to vote, by marking your proxy card or by following the instructions on the proxy card to vote by Internet.

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THE BOARD OF DIRECTORS AND COMMITTEES

During the year ended December 31, 2016, the Board of Directors met four times and took action by written consent on three occasions. All of the directors attended 75% or more of the aggregate of meetings of the Board of Directors and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board of Directors and meetings of committees of our Board of Directors in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting. The Board of Directors has determined that James Cheng-Jee Sha, Diana Chia-Huei Liu and Leon Ling Chen are each an independent director as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC (the “Listing Rules”).

Committee Membership
	Audit Committee	Governance and Nominating Committee	Compensation Committee
James Cheng-Jee Sha	C	M	M
Diana Chia-Huei Liu	M	M	C
Leon Ling Chen	M	C	M

C Committee Chair
M Committee Member

Audit Committee.  The Company has a separately designated standing audit committee which was established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934 in May 2009. The audit committee, consisting of Messrs. Sha and Chen and Ms. Liu, oversees the Company’s financial reporting process on behalf of the Board of Directors. The audit committee operates under a written charter, which is available on our website at http://www.fincera.net/index/notices.html. During the year ended December 31, 2016, the audit committee met four times and took action by written consent on two occasions. The audit committee’s responsibilities include the following functions:

•	appoint and replace the independent auditors to conduct the annual audit of our books and records;

•	review the proposed scope and results of the audit;

•	review and pre-approve the independent auditors’ audit and non-audited services rendered;

•	approve the audit fees to be paid;

•	review accounting and financial controls with the independent auditors and our internal auditors and financial and accounting staff;

•	review and approve related party transactions; and

•	meeting separately and periodically with management and our internal auditor and independent auditors.

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Our Board of Directors has determined that Mr. Sha, the Chair of the Audit Committee, is an “audit committee financial expert” as defined by regulations promulgated by the United States Securities and Exchange Commission (“SEC”).

Governance and Nominating Committee. The governance and nominating committee, established in May 2009, consists of Messrs. Sha and Chen and Ms. Liu, and is responsible for identifying potential candidates to serve on our Board of Directors and its committees. The nominating and corporate governance committee operates under a written charter, which is available on our website at http://www.fincera.net/index/notices.html. During the year ended December 31, 2016, the governance and nominating committee did not meet and took action by written consent on one occasion. The committee’s responsibilities include the following functions:

•	developing the criteria and qualifications for membership on the Board of Directors;

•	recruiting, reviewing and nominating candidates for election to the Board of Directors or to fill vacancies on the Board of Directors;

•	reviewing candidates for election to the board proposed by shareholders, and conducting appropriate inquiries into the background and qualifications of any such candidates;

•	establishing subcommittees for the purpose of evaluating special or unique matters;

•	monitoring and making recommendations regarding Board committee functions, contributions and composition; and

•	evaluating, on an annual basis, the governance and nominating committee’s performance.

The governance and nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the governance and nominating committee a candidate for election to the Board of Directors should send their letters to Fincera Inc., 27/F Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, Attention: Governance and Nominating Committee. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. Shareholders must follow certain procedures to recommend to the governance and nominating committee candidates for election as directors. In general, in order to provide sufficient time to enable the governance and nominating committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with the Company’s annual meeting of shareholders, the corporate secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of the Company’s fiscal year. For a list of information required to be submitted with a recommendation, please contact the Company’s secretary at the address listed above.

In accordance with the Company’s Governance and Nominating Committee Charter, the governance and nominating committee will consider those factors it deems appropriate in evaluating director nominees made either by the Board of Directors or Shareholders, including but not limited to independence as defined in Rule 5605(a)(2) of the Listing Rules, professional reputation, ability to understand financial statements, relevant experience and expertise, knowledge of the Company and issues affecting the Company, moral and ethical character, and the ability to suggest business opportunities. Depending upon the current needs of the Board of Directors, certain factors may be weighed more or less heavily. In considering candidates for the Board of Directors, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met. “Diversity,” as such, is not a criterion that the committee considers. The committee will consider candidates from any reasonable source, including current Board members, shareholders, professional search firms or other persons.

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The Company’s nominating committee did not receive a recommended director nominee from a shareholder that beneficially owned more than 5% of the Company’s Shares for at least one year as of the date the recommendation was made, or from a group of shareholders that beneficially owned, in the aggregate, more than 5% of the Company’s Shares.

Compensation Committee.  The compensation committee, established in May 2009, consists of Messrs. Sha and Chen and Ms. Liu and is responsible for making recommendations to the Board of Directors concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. The compensation committee operates under a written charter, which is available on our website at http://www.fincera.net/index/notices.html. During the year ended December 31, 2016, the compensation committee did not meet and did not take action by written consent. The committee’s responsibilities include the following functions:

•	at least annually review the Company’s corporate goals and objectives relevant to the executives’ compensation; evaluate the executives’ performance in light of such goals and objectives; and, either as a compensation committee or, together with the other independent directors (as directed by the Board of Directors), determine and approve the executives’ compensation level based on this evaluation. In determining the long-term incentive component of the executives’ compensation, the compensation committee will consider the Company’s performance, the value of similar incentive awards to the executives at comparable companies, the awards given to the executives in past years and any relevant legal requirements and associated guidance of the applicable law;

•	at least annually review and make recommendations to the Board of Directors with respect to non-executive officer and independent director compensation to assist the Board of Directors in making the final determination as to non-executive officer and independent director compensation;

•	attempt to ensure that the Company’s compensation program is effective in attracting and retaining key employees, reinforce business strategies and objectives for enhanced shareholder value, and administer the compensation program in a fair and equitable manner consistent with established policies and guidelines;

•	administer the Company’s incentive-compensation plans and equity-based plans, insofar as provided therein;

•	make recommendations to the Board of Directors regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans;

•	approve any stock option award or any other type of award as may be required for complying with any tax, securities, or other regulatory requirement, or otherwise determined to be appropriate or desirable by the compensation committee or the Board of Directors;

•	approve the policy for authorizing claims for expenses from the executives;

•	review and assess the adequacy of this charter annually; and

•	review and approve the compensation disclosure and analysis prepared by the Company’s management, as required to be included in the Company’s proxy statement or annual report on Form 20-F, or equivalent, filed with the SEC.

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Board Leadership Structure and Role in Risk Oversight

The Board of Directors believes that Mr. Li’s service as both Chairman of the Board of Directors and Chief Executive Officer is in the best interest of the Company and its shareholders. Mr. Li possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and its business and is thus best positioned to develop agendas that ensure that the Board’s time and attention are focused on the most critical matters. His combined role enables decisive leadership, ensures clear accountability, and enhances the Company’s ability to communicate its message and strategy clearly and consistently to the Company’s shareholders, employees, customers and suppliers.

The Board of Directors has not designated a lead director. Given the limited number of directors comprising the Board of Directors, the independent directors call and plan their executive sessions collaboratively and, between Board meetings, communicate with management and one another directly. Given the circumstances, the directors believe that formalizing in a lead director functions in which they all participate might detract from rather than enhance performance of their responsibilities as directors.

The Board of Directors is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board of Director’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board of Directors and its committees providing oversight as necessary in connection with those efforts.

Litigation

To the Company’s knowledge, there have been no material proceedings to which any director or officer is a party adverse to the Company or any of its subsidiaries or has any material interest adverse to the Company or any of its subsidiaries.

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REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board of Directors in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of the Company’s annual financial statements, the Company’s compliance with legal and regulatory requirements and the qualification and independence of the Company’s independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls.

The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles and on the effectiveness of the Company’s internal control over financial reporting. With respect to the audit of Company’s financial statements for the year ended December 31, 2016, the Audit Committee has reviewed and discussed the audited financial statements with management; has discussed with Company’s independent accountants the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

The members of the audit committee are:

James Cheng-Jee Sha, Chairman

Diana Chia-Huei Liu

Leon Ling Chen

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DIRECTOR COMPENSATION

Beginning in September 2009, Fincera’s compensation committee determined to pay $30,000 per annum to its independent directors.

The following table provides compensation information for our non-employee directors for 2016:

Name	Fees Earned or Paid in Cash ($)	Option awards ($)	Stock Awards ($)	All Other Compensation ($)	Total Compensation ($)
James Cheng-Jee Sha	30,000	–	–	–	30,000
Diana Chia-Huei Liu	30,000	–	–	–	30,000
Leon Ling Cheng	30,000	–	–	–	30,000

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EXECUTIVE OFFICERS

The following sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Office

Yong Hui Li	55	Chairman, Chief Executive Officer, and President

Xing Wei	56	Chief Operating Officer

Jason Wang	41	Chief Financial Officer

Lei Chen	50	Senior Vice President

Spencer Li	28	Chief Operating Officer

Please refer to the section titled “Proposal No. 1: Election of Directors” for information regarding Yong Hui Li and Spencer Li.

Xing Wei has served as Fincera’s Chief Operating Officer since April 9, 2009. Mr. Wei has served as Chief Operating Officer of ACG since September 2008. From July 2001 to September 2008, Mr. Wei served as Chief Operating Officer for Hebei Kaiyuan, a company affiliated with Yong Hui Li. Mr. Wei received a Bachelor of Engineering degree from Hebei Building Engineering University and a Bachelor of Economics degree from Hebei University.

Jason Chia-Lun Wang has served as Fincera’s Chief Financial Officer since July 2009. Mr. Wang has also served as an independent director of Prime Acquisition Corp., a blank check company, since its inception in February 2011 until September 2013. From December 2007 until joining Fincera, Mr. Wang served as Director of Research and Analytics at Private Equity Management Group Inc. where he was responsible for analysis of prospective investments, credit and cash flow analysis, and valuations. From July 2005 until December 2007, Mr. Wang worked at QUALCOMM Inc., a developer and innovator of advanced wireless technologies, products and services, where his responsibilities included all phases of venture capital investing, from target company identification to portfolio management. From July 2004 until July 2005, Mr. Wang was an investment banking associate at Relational Advisors LLC, where he specialized in mergers and acquisitions and debt and equity fundraising. From March 2000 until July 2002, Mr. Wang was the Director of Corporate Development and Planning at 24/7 Real Media Inc., a global digital marketing company. Prior to that, Mr. Wang was an investment banking analyst in the Global Mergers and Acquisitions Group at Chase Securities Inc. Mr. Wang received his MBA from the UCLA Anderson School of Management in June 2004 and bachelor degrees from both the Wharton School and the School of Engineering and Applied Science at the University of Pennsylvania in May 1998. Mr. Wang is a CPA licensed in Virginia.

Lei Chen has served as Fincera’s Senior Vice President since April 9, 2009. Mr. Chen has served as a Senior Vice President in charge of the finance department and investor relations services for ACG since September 2008. From January 1996 to September 2008, Mr. Chen served as a Senior Vice President in charge of the finance department and investor relations services for Hebei Kaiyuan Auto Trading Co., Ltd., a company affiliated with Yong Hui Li. Mr. Chen received a Bachelor of Economics degree from Hebei Finance and Economics University, China.

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EXECUTIVE COMPENSATION

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Stock Awards ($)	All other Compensation ($)	Total Compensation ($)
Yong Hui Li, Chief Executive Officer	2016	—	—	—	—	—	—
Xing Wei, Chief Operating Officer	2016	62,867	—	—	—	—	62,867
Jason Wang, Chief Financial Officer	2016	220,000	20,000	—	—	—	240,000
Lei Chen, Senior Vice-President	2016	34,128	—	—	—	—	34,128
Spencer Li, VP Product	2016	100,000	—	—	—	—	100,000

Fincera has entered into employment agreements with certain of its executive officers. The following discussion summarizes the material terms of employment agreements entered into between Fincera and its executive officers.

The employment agreements with its executives were renewed on May 9, 2015 and run until May 9, 2018 (except in the case of Mr. Wang, whose employment agreement was renewed on March 6, 2016):

•	Yong Hui Li does not receive compensation for serving as Chief Executive Officer, Jason Wang receives $220,000 per year as compensation for serving as Chief Financial Officer, Wei Xing receives $62,867 per year as compensation for serving as Chief Operating Officer, Chen Lei receives $34,128 per year as compensation for serving as Senior Vice President and Spencer Li receives $100,000 per year as compensation for serving as Vice President, Product. No executive officer is entitled to a bonus, unless otherwise approved by the board of directors;

•	the employment agreements may be terminated by the Company (i) upon termination of the executive “for cause”, which is defined as (A) the failure of the executive to properly carry out his duties after notice by the Company of the failure to do so and a reasonable opportunity for the executive to correct the same within a reasonable period specified by the Company; (B) any breach by the executive of one or more provisions of any written agreement with, or written policies of, the Company or his fiduciary duties to the Company likely to cause material harm to the Company and its related parties, at the Company’s reasonable discretion, or (C) any theft, fraud, dishonesty or serious misconduct by the executive involving his duties or the property, business, reputation or affairs of the Company and its related parties, (ii) due to the executive’s death, (iii) in the event the executive becomes eligible for the Company’s long-term disability benefits or if the executive is unable to carry out his responsibilities as a result of a physical or mental impairment for more than 90 consecutive days or for more than 120 days in any 12-month period, subject to applicable laws, and (iv) without cause upon one month written notice, in which case the executive will be entitled to 3 months’ base salary severance to the extent the executive is not otherwise employed during the severance period;

•	the employment agreements may be terminated by the respective executives: (i) for any reason or no reason at all upon 3 months’ advanced notice, or (ii) for “good reason” upon notice of the reason within 3 months of the event causing such reason and subject to a 20-day cure period for the Company. “Good reason” is defined as: a material reduction in the executive’s base salary, except for reductions that are comparable to reductions generally applicable to similarly situated executives of Fincera if (i) such reduction is effected by the Company without the consent of the executive and (ii) such event occurs within 3 months after a change in control. If the agreement is terminated by the executive for “good reason” then the executive is entitled to 1 month’s base salary severance to the extent the executive is not otherwise employed during the severance period;

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•	each executive is subject to the non-compete, non-solicitation provisions of the agreement for a term of one year following termination of the employment agreement;

•	except for “prior inventions” (which is defined as all inventions, original works of authorship, developments, improvements, and trade secrets which were made by the executive prior to the executive’s employment with the Company), all inventions and other intellectual property created by the executive during the term of employment are the property of the Company, and the executive agrees to assist the Company to secure such intellectual property rights; and

•	the employment agreements include other customary terms and conditions, and are governed by the laws of Hong Kong.

Fincera Inc. 2009 Equity Incentive Plan

The Fincera Inc. 2009 Equity Incentive Plan, which we refer to as the 2009 Incentive Plan, was approved and took effect on April 8, 2009, upon the approval by the shareholders of Fincera.

Under the terms of the 2009 Incentive Plan, 1,675,000 Shares were reserved for issuance in accordance with its terms. All awards under the 2009 Incentive Plan were made by Fincera’s Board of Directors or its Compensation Committee. As of June 30, 2017, there were options to purchase 1,449,483 Shares outstanding under the 2009 Incentive Plan.

All directors, employees and consultants of Fincera and all employees and consultants of its affiliates were eligible to be granted awards under the 2009 Incentive Plan. Upon adoption of the 2015 Incentive Plan by the Board on September 24, 2015, no new awards may be granted under the 2009 Incentive Plan.

Fincera Inc. 2015 Omnibus Equity Incentive Plan

The Fincera Inc. 2015 Omnibus Equity Incentive Plan, which we refer to as the 2015 Incentive Plan, took effect on September 24, 2015 and superseded the 2009 Incentive Plan. It was approved by shareholders at the Company’s annual meeting of shareholders held on July 12, 2016.

Under the terms of the 2015 Incentive Plan, 1,023,712 Shares are and, upon the approval of shareholders sought in Proposal No. 3 of this Proxy Statement, 2,600,000 Shares will be available for the grant of equity awards in accordance with its terms. All awards to date under the 2015 Incentive Plan were made by Fincera’s Board of Directors or its Compensation Committee. As of June 30, 2017, there were options to purchase 811,638 Shares outstanding under the 2015 Incentive Plan.

The purposes of the 2015 Incentive Plan are to assist Fincera to attract and retain the best available personnel, to provide additional incentives to its employees, directors and consultants, and to promote the success of Fincera’s business. The various types of awards that may be issued under the 2015 Incentive Plan will enable Fincera to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.

All directors, employees and consultants of Fincera and all employees and consultants of its affiliates were eligible to be granted awards under the 2015 Incentive Plan.

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Retirement Benefits

As of December 31, 2016, Fincera’s subsidiaries in the PRC have participated in the government-mandated employee welfare and retirement benefit contribution program and provided pension, retirement or similar benefits to their employees. The PRC regulations require our PRC subsidiaries to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits.

Fincera’s only employees are its executive officers with whom it has entered into employment contracts. Fincera does not accrue pension, retirement or similar benefits, except for a nominal amount of employer matching that may occur for U.S. based employees’ 401k plans.

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SECURITIES OWNERSHIP

The following table sets forth, as of June 8, 2017, certain information regarding beneficial ownership of Fincera’s Shares by each person who is known by Fincera to beneficially own more than 5% of Fincera’s Shares. The table also identifies the stock ownership of each of Fincera’s directors, each of Fincera’s named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the Shares indicated. Fincera’s major shareholders do not have different voting rights than any other holder of Fincera’s Shares.

Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares (2)
Honest Best Int’l Ltd. (3)	19,189,446		81.21%
Yong Hui Li	19, 189,446	(4)	81.21%
James Cheng-Jee Sha	1,295,157	(5)	5.48%
Diana Chia-Huei Liu	251,161	(6)	1.06%
Xing Wei	331,564	(7)	1.39%
Leon Ling Chen	2,800		*
Lei Chen	167,225	(8)	*
Jason Wang	131,100	(9)	*
Spencer Ang Li	68,189		*

All directors and executive officers as a group (eight individuals)	21,436,642	(10)	89.00%

*	Less than 1%

(1)	Unless indicated otherwise, the business address of each of the individuals is 27/F Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China.

(2)	Based on 23,629,061 Shares issued and outstanding as of June 8, 2017, except that Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3)	Yong Hui Li is the sole shareholder of Honest Best Int’l Ltd. and has sole voting and dispositive power over such Shares.

(4)	Consists of 19,189,446 Shares owned by Honest Best Int’l Ltd., whose sole shareholder is Mr. Yong Hui Li.

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(5)	Consists of 995,157 Shares owned by Sha Living Trust. Mr. Sha is a trustee of Sha Living Trust, and 300,000 Shares owned by Irrevocable Trust of James CJ Sha and Wen-Hsing Sha. Mr. Sha’s spouse is a trustee of this trust.

(6)	Includes 159,798 Shares of Fincera owned by Ms. Liu’s children.

(7)	Includes 227,904 Shares underlying incentive stock options exercisable within 60 days of this Proxy Statement.

(8)	Consists of 25,035 Shares and 113,280 Shares underlying vested incentive stock options which are exercisable within 60 days owned by Lei Chen, and 28,910 ordinary Shares of Fincera owned by Lei Chen’s spouse.

(9)	Includes 115,200 Shares underlying incentive stock options exercisable within 60 days of this Proxy Statement.

(10)	Includes 456,384 Shares underlying 456,384 incentive stock options exercisable within 60 days of this Proxy Statement.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See page 62 of Fincera’s annual report on Form 20-F for a description of Fincera’s related party transactions. Such disclosure is incorporated herein by reference.

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PROPOSAL NO. 2: RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has appointed Marcum Bernstein & Pinchuk LLP (“MBP”) as the independent auditors of the Company to audit the financial statements of the Company for the fiscal year ending December 31, 2017, and the Board of Directors is asking shareholders to ratify that appointment.

A representative of MBP is expected to be present either in person or via teleconference at the Annual Meeting, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and the shareholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE FOLLOWING ADVISORY RESOLUTION:

RESOLVED, THAT THE APPOINTMENT OF MARCUM BERNSTEIN & PINCHUK LLP TO ACT AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE YEAR ENDING DECEMBER 31, 2017 BE, AND HEREBY IS, RATIFIED.

Principal Accountant Fees and Services

The following table represents the approximate aggregate fees for services rendered by Marcum Bernstein & Pinchuk LLP for fiscal years ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015

Audit Fees – Marcum Bernstein & Pinchuk LLP	$422,043	$481,853
Audit-Related Fees	─	─
Tax Fees	─	─
All Other Fees	─	─
Total Fees	$422,043	$481,853

Audit Fees

Marcum Bernstein & Pinchuk LLP audit fees for 2016 and 2015 consist of the audits of our financial statements for the years ended December 31, 2016, 2015 and 2014 and the reviews of our interim financial statements included in 6-K filings for 2016 and 2015.

Audit-Related Fees

There were no audit-related fees incurred by the Company during 2016 or 2015.

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Tax Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP for tax services rendered during fiscal years ended December 31, 2016 and 2015.

All Other Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP for other professional services rendered during fiscal years ended December 31, 2016 and 2015.

Pre-Approval of Services

Before we engage our external auditors to render audit or non-audit services, the engagement is pre-approved by our audit committee. Our audit committee reviews our external auditors’ engagements letters for audit and non-audit services. All of the services provided by our external auditors for the fiscal years 2016, 2015 and 2014 were pre-approved by the audit committee in this manner.

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PROPOSAL NO. 3: APPROVAL OF AN AMENDMENT TO THE FINCERA INC. 2015 OMNIBUS EQUITY INCENTIVE PLAN TO MAKE AN ADDITIONAL 1,576,288 SHARES AVAILABLE FOR THE GRANT OF EQUITY AWARDS THEREUNDER

We are asking shareholders to approve an amendment to the 2015 Incentive Plan, which was approved by our shareholders at our 2016 Annual Meeting of Shareholders held on July 12, 2016. On July 18, 2017, the Board of Directors approved an amendment to the 2015 Incentive Plan to increase the number of Shares available for the grant of equity awards under the 2015 Incentive Plan from 1,023,712 to 2,600,000, subject to shareholder approval at this Annual Meeting. Except for the proposed increase in the number of Shares available under the 2015 Incentive Plan, the plan as previously approved by our shareholders in 2016 shall remain unchanged and in full force and effect.

As of June 30, 2017, there were approximately 811,638 Shares subject to outstanding awards under the 2015 Incentive Plan. The Compensation Committee believes the number of Shares currently available under the 2015 Incentive Plan will not be sufficient to provide adequate long-term equity incentives to our key employees. Approval of the amendment to the 2015 Incentive Plan will enable the Company to continue granting equity incentives that facilitate the recruitment and retention of key employees and aligns the interests of employees with shareholders.

Equity-based compensation is an important element in our compensation program. Equity compensation aligns the interests of our management and key employees with the interests of our shareholders, links pay to performance, and provides a strong incentive to executives and key employees to join and remain with our Company as we continue to develop our businesses. Importantly, equity compensation allows us to conserve our cash resources while attracting high quality employees and management with competitive overall compensation packages. If we are not able to grant equity awards, we may not be able to effectively retain executives and key employees, which would be disruptive and detrimental to our goals and, ultimately, to our shareholders.

The full text of the 2015 Incentive Plan is filed as Exhibit B to the Company’s proxy statement for its 2016 Annual Meeting, which was provided as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on June 30, 2016. A copy of the proposed amendment increasing the number of Shares reserved for issuance under the 2015 Incentive Plan from 1,023,712 Shares to 2,600,000 Shares is attached to this proxy statement as Exhibit A and incorporated herein by reference.

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GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies.  Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request.  In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board of Directors maintains a process for shareholders to communicate with the Board of Directors. Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to the Board of Directors, c/o Fincera Inc., 27/F Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei Province, 050011, People’s Republic of China. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act of 1934. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

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ANNUAL MEETING OF SHAREHOLDERS OF

FINCERA INC.

August 30, 2017

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

http://www.fincera.net/index/notices.html

Please sign, date and mail your proxy card in the envelope provided promptly.

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Exhibit A

Amendment to the Fincera Inc. 2015 Omnibus Equity Incentive Plan

AMENDMENT TO THE

FINCERA INC.

2015 OMNIBUS EQUITY INCENTIVE PLAN

This Amendment to the Fincera Inc. 2015 Omnibus Equity Incentive Plan (the “Plan”), is hereby adopted this 18th day of July, 2017.

WITNESSETH:

WHEREAS, Fincera Inc. (the “Company”) previously adopted the Plan for the purposes set forth therein;

WHEREAS, pursuant to Article XVI of the Plan, the Board has the right to amend the Plan with respect to certain matters, provided that any material increase in the number of Shares available under the Plan shall be subject to shareholder approval; and

WHEREAS, the Board has approved and authorized this Amendment to the Plan and has recommended that the shareholders of the Company approve this Amendment;

NOW, THEREFORE, BE IT RESOLVED, that the Plan is hereby amended, subject to and effective as of the date of the approval of shareholders required under Article XVI of the Plan, in the following particulars:

The language “Subject to Article XV, the aggregate number of Shares that may be issued under the Plan shall not exceed One Million Twenty-Three Thousand Seven-Hundred and Twelve (1,023,712)” in Section 5.1 shall be deleted in its entirety and replaced with the following language “Subject to Article XV, the aggregate number of Shares that may be issued under the Plan shall not exceed Two Million Six-Hundred Thousand (2,600,000)”.

FINCERA INC.

By:	/s/ Yong Hui Li
Yong Hui Li
Chairman and CEO

PROXY

FINCERA INC.

ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Yong Hui Li or Jason Wang, each individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held at the offices of the Company located at 27/F Kai Yuan Finance Center, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China, on August 30, 2017, at 10:00 a.m. local time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

Unless otherwise specified, this proxy will be voted “FOR” proposals 1 and 2. The Board of Directors recommends that you vote “FOR” proposals 1 and 2.

1.           Election of Directors

Yong Hui Li	FOR ☐	AGAINST ☐	ABSTAIN ☐
James Cheng-Jee Sha	FOR ☐	AGAINST ☐	ABSTAIN ☐
Diana Chia-Huei Liu	FOR ☐	AGAINST ☐	ABSTAIN ☐
Leon Ling Chen	FOR ☐	AGAINST ☐	ABSTAIN ☐
Spencer Ang Li	FOR ☐	AGAINST ☐	ABSTAIN ☐

2.           Ratification of the appointment of Marcum Bernstein & Pinchuk LLP as independent auditors.

FOR ☐	AGAINST ☐	ABSTAIN ☐

3.           To approve an amendment to our 2015 Omnibus Equity Incentive Plan to make available an additional 1,576,288 ordinary shares for the grant of equity awards thereunder.

FOR ☐	AGAINST ☐	ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The ordinary shares represented by this proxy, when properly executed, will be voted as directed. Abstentions will be treated as being present and entitled to vote on the other items presented at the annual meeting and, therefore, will have the effect of votes against such proposals.

Signature of Shareholder:	Date:	, 2017

Signature of Shareholder:	Date:	, 2017

Note: If shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.